Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization

1. Abetterwayhome Corp.	Delaware

2. Abetterwayhome Finance, LLC	Delaware

3. Abetterwayhome Finance, LLC II	Delaware

4. HomeBanc Funding Corp.	Delaware

5. HomeBanc Funding Corp. II	Delaware

6. HMB Acceptance Corp.	Delaware

7. HomeBanc Mortgage Corporation	Delaware

8. HomeBanc Title Partners, LLC	Florida